Exhibit 99.1

Yiren Digital

Yiren Digital Comments on Recent Media Reports Concerning Affiliates of Its Controlling Shareholder

BEIJING, May 26, 2026 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading fintech company specializing in digital consumer lending, insurance and financial technology innovation across China and global markets, today commented on recent media reports concerning certain financial products offered by affiliates of the Company’s controlling shareholder.

Yiren Digital is an independent company listed on the New York Stock Exchange, with its own management team, board of directors, financial reporting and day-to-day operations that are separate from those of its controlling shareholder. The Company’s business and strategic focus center on AI-enabled credit and insurance services and technology-driven operations. The Company does not operate in unrelated industries or business sectors.

The matters referenced in the media reports relate to affiliates of the controlling shareholder are not connected to the Company. The Company continues to operate in the normal course of business, and its operations remain unaffected.

Transactions between Yiren Digital and its controlling shareholder and its affiliates are conducted on an arm’s-length basis, and are disclosed in the Company’s filings in accordance with U.S. Securities and Exchange Commission rules and applicable regulatory requirements.

Yiren Digital remains focused on executing its strategy across AI-enabled financial services, insurance brokerage and technology-driven operations, and is committed to transparent communication with investors and the capital markets. The Company will make any disclosures required under applicable laws, regulations and listing standards as and when appropriate.

About Yiren Digital

Yiren Digital Ltd. is a leading fintech company specializing in digital consumer lending, insurance, and financial technology innovation across China and global markets. The Company leverages advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion. Following the regulatory filing of its in-house developed Large Language Model Zhiyu, and the significant enhancement of itsMagiCube Agent platform, Yiren Digital is establishing a new growth engine to accelerate its evolution into an AI-native, multi- industry operating platform extending beyond traditional financial services. For more information, please visit https://ir.yiren.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” and similar expressions.

Forward-looking statements are based on management’s current expectations, assumptions, and assessments of current market and operating conditions. These statements involve inherent risks, uncertainties, and other factors, many of which are outside the control of Yiren Digital Ltd. (NYSE: YRD) (the “Company”), and which could cause actual results to differ materially from those expressed or implied in such statements.

Such risks and uncertainties include, but are not limited to, significant fluctuations in loan origination volumes, changes in credit performance and delinquency trends, variations in take rates and monetization efficiency, availability and cost of funding, and the Company’s ability to achieve its anticipated financial results or previously issued guidance.

In addition, the Company operates in a highly regulated industry in the People’s Republic of China (“PRC”), and its business is materially affected by the evolving regulatory framework applicable to credit facilitation, consumer finance, online lending-related services, data security, and financial risk management. Regulatory policies and implementation measures in these areas have undergone, and may continue to undergo, significant and rapid changes, including changes in interpretation and enforcement.

Such regulatory developments may include, but are not limited to, adjustments to risk retention and capital requirements, restrictions on pricing, interest rates, or service fees, enhanced consumer protection and compliance obligations, data privacy and cybersecurity requirements, and limitations on certain business models or partnership structures. These measures may materially impact the Company’s ability to originate loans, maintain relationships with funding partners, price its services competitively, or sustain historical revenue and profitability levels.

Furthermore, the timing, scope, and enforcement intensity of regulatory changes in the PRC are often uncertain and may vary across regions and over time. Such uncertainty may result in increased compliance costs, operational constraints, and strategic adjustments, and may also affect funding partner behavior, borrower demand, and overall industry liquidity.

In addition, shifts in regulatory policy and market expectations may adversely affect investor sentiment and capital market conditions for the industry, potentially resulting in reduced loan facilitation volumes, increased volatility in financial performance, and pressure on margins.

Actual results may differ materially from those expressed or implied in forward-looking statements due to a variety of factors, including, but not limited to, unexpected changes in regulatory policies or enforcement practices, macroeconomic conditions, borrower credit behavior, funding partner participation, competitive dynamics, and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission.

All forward-looking statements speak only as of the date of this press release. The Company undertakes no, and expressly disclaims any, obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable law.

SOURCE Yiren Digital Ltd.

For further information: For further information: Media Inquiry, Email: pr@creditease.cn; Investor Relations, Email: ir@yiren.com; Piacente Financial Communications, Email: yrd@thepiacentegroup.com

https://ir.yiren.com/2026-05-26-Yiren-Digital-Comments-on-Recent-Media-Reports-Concerning-Affiliates-of-Its-Controlling- Shareholder